Exhibit 99.8

CXAPP INC.

RELATED PERSON TRANSACTIONS POLICY

(Effective March 20, 2023)

I.	OUR POLICY

CXApp Inc. (the “Company”) recognizes that Related Person Transactions (as defined below) can present potential or actual conflicts of interest and may raise questions among stockholders as to whether those transactions are consistent with the best interests of the Company and its stockholders. It is the Company’s policy to enter into Related Person Transactions only when the Board of Directors (the “Board”), acting through the Audit Committee of the Board (the “Committee”) or as otherwise described herein, reviews and approves or ratifies such transaction in accordance with the procedures set forth below.

This policy has been approved by the Board. The Committee will periodically review this policy and recommend any changes to the Board.

II.	RELATED PERSON TRANSACTIONS

For the purposes of this policy, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest.

A “Related Person” means:

•	any person who is, or at any time since the beginning of the Company’s last fiscal year was, a director or executive officer of the Company or a nominee to become a director of the Company;
•	any person who is known to be the beneficial owner of more than 5% of any class of the Company’s voting securities;
•	any Immediate Family Member of any of the foregoing persons; and
•

any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

An “Immediate Family Member” of a person is any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of such person, or any other person sharing the household of such person, other than a tenant or employee.

III.	IDENTIFICATION OF RELATED PERSONS

On an annual basis, each director and executive officer shall submit a completed D&O questionnaire. Any person who is appointed as a director or an executive officer shall submit a completed D&O questionnaire prior to such person’s appointment as a director or executive officer, except in the case of an executive officer where due to the circumstances it is not practicable to submit the information in advance, in which case the information shall be submitted as soon as reasonably practicable following the appointment.

Directors and executive officers are expected to notify the legal department of any updates to the list of Related Persons, their employment and relationships with charitable organizations. Generally this would include notification of the marriage of the director or executive officer, or the marriage of his or her sibling or child.

IV.	NOTIFICATION

A director or executive officer who has an interest (either directly or indirectly through an Immediate Family Member) in a potential Related Person Transaction shall provide notice to the legal department of the relevant facts and circumstances prior to entering into such transaction. The legal department will assess whether the proposed transaction is a Related Person Transaction for purposes of this policy.

V.	APPROVAL PROCEDURES

If the legal department determines that the proposed transaction is a Related Person Transaction, the material facts of the transaction and the Related Person’s interest shall be provided to the Committee for consideration at the next Committee meeting.

The disinterested members of the Committee shall approve only those Related Person Transactions that are in the best interests of the Company and its stockholders, as the Committee determines in good faith. The Committee shall consider all of the relevant facts and circumstances available to the Committee, including, among other factors it deems appropriate, the following:

•	the Related Person’s interest in the transaction;
•	the terms of the transaction;
•	the purpose of, and the potential benefits to the Company of, the transaction; and
•	any other information regarding the Related Person Transaction or the Related Person that would be material to investors in light of the circumstances of the particular transaction.

No Committee member shall participate in any discussion or approval of a Related Person Transaction in which he or she is a Related Person, except that such member shall provide all material information concerning the transaction to the Committee. The Committee shall convey the decision to the General Counsel, who shall convey the decision to the appropriate persons within the Company.

VI.	DELEGATED AUTHORITY

If it is impractical or undesirable to wait until a meeting of the Committee to consummate a Related Person Transaction, the Chair of the Committee may review and approve the Related Person Transaction in accordance with the criteria set forth herein. The Chair of the Committee shall report any such approval to the Committee at the next Committee meeting.

VII.	RATIFICATION PROCEDURES

In the event the Company becomes aware of a Related Person Transaction that has not been approved under this Policy, the matter shall be reviewed by the Committee. The Committee shall consider all of the relevant facts and circumstances with respect to such transaction, including the items listed in Section V above, and shall evaluate all options available to the Company, including ratification, revision or termination of such transaction, and shall take such course of action as the Committee deems appropriate under the circumstances.

VIII.	STANDING PRE-APPROVAL FOR CERTAIN RELATED PERSON TRANSACTIONS

The Committee has reviewed the types of Related Person Transactions described below and determined that each of the following shall be deemed to be pre-approved by the Committee, even if the aggregate amount involved will exceed $120,000.

A.	Employment of executive officers. Any employment by the Company of an executive officer of the Company, so long as:

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i.	the related compensation is required to be reported in the Company’s proxy statement under applicable compensation disclosure requirements (generally applicable to “named executive officers”); or
ii.

the executive officer is not an Immediate Family Member of another executive officer or director of the Company, or nominee for director, and the related compensation would be reported in the Company’s proxy statement under applicable disclosure requirements if the executive officer was a “named executive officer,” and the Company’s Compensation Committee approved (or recommended that the Board approve) such compensation.

B.	Director compensation. Any compensation paid to a director if the compensation is required to be reported in the Company’s proxy statement under applicable compensation disclosure requirements.
C.

Transactions where all stockholders receive proportional benefits. Any transaction where the Related Person’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis (e.g., dividends).

D.

Relationship with an entity as a director or with a limited partner interest. A relationship with a firm, corporation or other entity that engages in a transaction with the Company where the Related Person’s interest in the transaction arises only from his or her position as a director or limited partner of the other entity that is party to the transaction.